

June 2026

Pricing Supplement
Registration Statement No. 333-277211
Dated June 16, 2026
Filed Pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

$523,000 PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027

Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

The PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), offer the opportunity to earn a return based on the performance of an equally weighted basket comprised of ten stocks (the "basket"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. All references to "Reference Asset" in the prospectus supplement and the Stock-Linked Underlying Supplement shall refer to the basket herein. At maturity, if the value of the basket has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket, subject to the maximum payment at maturity. However, at maturity, if the value of the basket does not change or has depreciated, the investor will lose 1% for every 1% decline in the basket from the pricing date to the valuation date. The PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income in exchange for the leverage feature, which applies to any positive performance of the basket, and the limited protection against loss but only if the final value is not less than the initial value. **Investors may lose up to 100% of the stated principal amount of the PLUS. All payments on the PLUS are subject to the credit risk of HSBC.**

FINAL TERMS

Issuer:	HSBC USA Inc.
Maturity date:	July 13, 2027, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Basket:	The basket is equally weighted and composed of three indices (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component value*
The Class A common stock of Bloom Energy Corporation	BE UN	10%	$280.88
The common stock of EQT Corporation	EQT UN	10%	$51.37
The ordinary shares of Eaton Corporation plc	ETN UN	10%	$407.71
The common stock of GE Vernova Inc.	GEV UN	10%	$982.35
The common stock of NextEra Energy, Inc.	NEE UN	10%	$86.23
The ordinary shares of Trane Technologies plc	TT UN	10%	$475.34
The Class A common stock of Vertiv Holdings Co	VRT UN	10%	$299.60
The common stock of Vistra Corp.	VST UN	10%	$158.61
The common stock of The Williams Companies, Inc.	WMB UN	10%	$71.48
The common stock of Exxon Mobil Corporation	XOM UN	10%	$141.86

*The initial component value for each basket component will be determined on the pricing date.

Aggregate principal amount:	$523,000
Payment at maturity:	• If the final value is *greater than* the initial value: 　$1,000 + the leveraged upside payment, subject to the maximum payment at maturity • If the final value is *less than* the initial value: 　$1,000 x the basket performance factor 　*Under these circumstances, the payment at maturity will be less than or equal to the stated principal amount of $1,000 and could be zero. All payments on the PLUS are subject to the credit risk of HSBC.*
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	150.00%
Basket percent increase:	(final value – initial value) / initial value
Maximum payment at maturity:	$1,435.00 per PLUS (143.50% of the stated principal amount)
Initial value:	Set equal to 100 on the pricing date
Final value:	100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)]
Basket component return:	(final component value – initial component value) / initial component value
Initial component value:	With respect to each basket component, the official closing level of such basket component as set forth under "Initial component value" above, and as determined by the calculation agent on the pricing date.
Final component value:	With respect to each basket component, the official closing level of such basket component on the valuation date.
Valuation date:	July 8, 2027, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Basket performance factor:	final value / initial value
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date/trade date:	June 16, 2026
Original issue date:	June 22, 2026
Estimated initial value:	The estimated initial value of the PLUS is less than the price you pay to purchase the PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market, if any, at any time. See "Risk Factors — The estimated initial value of the PLUS, which was determined by us on the trade date, is less than the price to public and may differ from the market value of the PLUS in the secondary market, if any."
CUSIP:	40447EMU7
ISIN:	US40447EMU72
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information About the PLUS - Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public	Fees and commissions⁽¹⁾	Proceeds to issuer
Per PLUS	$1,000.00	$10.00	$985.00
		$5.00	
Total	$523,000.00	$5,230.00	$515,155.00
		$2,615.00	

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $15.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $10.00 for each PLUS they sell. See "Additional Information About the PLUS - Supplemental plan of distribution (conflicts of interest)."

(2) Of the $15.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each PLUS.

The estimated initial value of the PLUS on the trade date is $973.20 per PLUS, which is less than the price to public. The market value of the PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the PLUS involves certain risks. See "Risk Factors" beginning on page 5 of this pricing supplement, page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the PLUS, or determined that this pricing supplement or the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling 212-525-8010.

You should read this document together with the related Stock-Linked Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Stock-Linked Underlying Supplement dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm
The prospectus supplement dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
The prospectus dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.



Investment Summary

Trigger Performance Leveraged Upside Securities
Principal at Risk Securities

The PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027 (the "PLUS") can be used:

- As an alternative to direct exposure to the basket components that enhances returns for any positive performance of the basket, subject to the maximum payment at maturity.

- To enhance positive returns and potentially outperform the basket in a bullish scenario.

- To achieve similar levels of upside exposure to the basket components as a direct investment, while using fewer dollars by taking advantage of the leverage factor.

Maturity:	Five years
Leverage factor:	150.00%
Maximum payment at maturity:	$1,435.00 per PLUS (143.50% of the stated principal amount)
Minimum payment at maturity:	None. You may lose your entire initial investment in the PLUS
Coupon:	None

Key Investment Rationale

The PLUS offer 150.00% leveraged upside on the positive performance of the basket at maturity, subject to the maximum payment at maturity. However, if the value of the basket has decreased below the initial value as of the valuation date, investors will lose 1% for every 1% that the value has decreased. **Investors may lose up to 100% of the stated principal amount of the PLUS.**

Investors can use the PLUS to enhance returns only if the final value is greater than the initial value. All payments on the PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The PLUS offer investors an opportunity to capture enhanced returns for any positive performance relative to a direct investment in the stocks included in the basket components.
Upside Scenario	The value of the basket increases, and we will pay for each PLUS at maturity the stated principal amount of $1,000 plus 150.00% of the basket percent increase, subject to the maximum payment at maturity of $1,435.00 per PLUS (143.50% of the stated principal amount).
Par Scenario	The value of the basket does not change, we will pay for each PLUS at maturity the stated principal amount of $1,000.
Downside Scenario	The value of the basket declines and the final value is less than the initial value, we will pay for each PLUS at maturity less than the stated principal amount by an amount that is proportionate to the decline in the final value from the initial value.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$1,000 per PLUS
Leverage factor:	150.00%
Maximum payment at maturity:	$1,435.00 per security

PLUS Payoff Diagram



How it works

▪ Upside Scenario: If the final value is greater than the initial value, investors would receive the $1,000 stated principal amount plus 150% of the appreciation of the basket over the term of the PLUS, subject to the maximum payment at maturity.

▪ For example, if the value of the basket appreciates 10.00%, investors would receive a 15.00% return, or $1,150.00 per PLUS.

▪ For example, if the value of the basket appreciates 50.00%, the investor would receive only the maximum payment at maturity of $1,435.00 per PLUS, or 143.50% of the stated principal amount.

▪ Par Scenario: If the final value is equal to the initial value, investors would receive the stated principal amount of $1,000 per PLUS.

▪ Downside Scenario: If the final value is less than the initial value, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the value of the basket.

▪ For example, if the value of the basket depreciates 70.00%, investors would lose 70.00% of their principal and receive only $300.00 per PLUS at maturity, or 30% of the stated principal amount.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

Investor Suitability

The PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the basket and you believe the value of the basket will increase over the term of the PLUS.

- You are willing to invest in the PLUS based on the maximum payment at maturity of at least 143.50% of the stated principal amount (to be determined on the trade date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the trade date.

- You are willing to make an investment that is exposed to any decrease in the value of the basket on a 1-to-1 basis if the final value is less than the initial value.

- You are willing to accept the risk and return profile of the PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the basket components.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the PLUS to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the PLUS.

The PLUS may not be suitable for you if:

- You believe the final value will be less than the initial value or that the basket percent increase will not be sufficiently positive to provide you with your desired return.

- You are unwilling to invest in the PLUS based on the maximum payment at maturity of at least 143.50% of the stated principal amount (to be determined on the trade date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the trade date.

- You are unwilling to make an investment that is exposed to any decrease in the value of the basket on a 1-to-1 basis if the final value is less than the initial value.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks included in any of the basket components.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the PLUS to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the PLUS.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Risk Factors

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-1 of the accompanying prospectus supplement. Investing in the PLUS is not equivalent to investing directly in the stocks included in any basket components. You should understand the risks of investing in the PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the PLUS in light of your particular financial circumstances and the information set forth in this document and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the PLUS described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"— General Risks Related to Indices" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the PLUS

- **PLUS do not pay interest and may result in a loss.** The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the final value is less than the initial value, you will receive for each PLUS that you hold a payment at maturity that is less than the stated principal amount of each PLUS proportionate to the decline in the value of the basket, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the PLUS.**

- **The appreciation potential of the PLUS is limited by the maximum payment at maturity.** The appreciation potential of the PLUS is limited by the maximum payment at maturity of $1,435.00 per PLUS (143.50% of the stated principal amount). Although the leverage factor provides 300.00% exposure to any amount by which the final level is greater than the initial level, because the payment at maturity will be limited to 143.50% of the stated principal amount for the PLUS, any increase in the final level over the initial level by more than 29.00% of the initial level will not further increase the return on the PLUS.

- **Changes in the levels of the basket components may offset each other.** Movements in the levels of the basket components may not correlate with each other. At a time when the level of one or more of the basket components increases, the level of one or more of the other basket components may not increase as much or may even decline. In addition, the value of the basket will depend significantly on the performance of the more heavily weighted basket components. Therefore, in calculating the final value and the payment at maturity, increases in the level of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the values of the other basket components.

- **The amount payable on the PLUS is not linked to the value of the basket at any time other than the valuation date.** The final value will be based on the value of the basket on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to that decrease. Although the actual value of the basket on the stated maturity date or at other times during the term of the PLUS may be higher than the final value, the payment at maturity will be based solely on the value of the basket on the valuation date.

Risks Relating to the Basket Components

- **Investing in the PLUS is not equivalent to investing in the basket components.** Investing in the PLUS is not equivalent to investing in any of the basket component. As an investor in the PLUS, you will not have voting rights or the right to receive dividends or other distributions or any other rights with respect to the basket components. As a result, any return on the PLUS will not reflect the return you would realize if you actually owned shares of the underlying stocks and received the dividends paid or distributions made on them.

- **There are risks associated with investments in securities linked to the value of equity securities issued by a foreign company.** The ordinary shares of Eaton Corporation plc and the ordinary shares of Trane Technologies plc are issued by a foreign company. Investments in securities linked to the value of any equity securities issued by a foreign company involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued by foreign companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

General Risk Factors

- **Credit risk of HSBC USA Inc.** The PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS and could lose your entire investment.

- **The estimated initial value of the PLUS, which was determined by us on the trade date, is less than the price to public and may differ from the market value of the PLUS in the secondary market, if any.** The estimated initial value of the PLUS was calculated by us on the trade date and is less than the price to public. The estimated initial value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the PLUS may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the PLUS to be more favorable to you. We determined the value of the embedded derivatives in the PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your PLUS in the secondary market (if any exists) at any time.

- **The price of your PLUS in the secondary market, if any, immediately after the trade date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the PLUS and the costs associated with structuring and hedging our obligations under the PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your PLUS in the secondary market, if any, the price you would receive for your PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the PLUS to maturity. Any sale of the PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the PLUS in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated initial value on the trade date for a temporary period expected to be approximately 7 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the PLUS and other costs in connection with the PLUS that we will no longer expect to incur over the term of the PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the PLUS and any agreement we may have with the distributors of the PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the PLUS.** As calculation agent, HSBC or one of its affiliates has determined the initial component values and will determine the final component values, and will determine the final value and the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events, and the selection of a successor index or the calculation of the final component value in the event of a discontinuance of a basket component. These determinations, which may be subjective, may adversely affect the payout to you at maturity. Although the calculation agent has made and will make all determinations and will take all action in relation to the PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your PLUS. The calculation agent is under no obligation to consider your interests as a holder of the PLUS in taking any actions, including the determination of the initial component values, that might affect the value of your PLUS. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "— Market Disruption Event" in the Stock-Linked Underlying Supplement.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

to the basket components or the stocks included in any of the basket components), including trading in the stocks included in any of the basket components as well as in other instruments related to the basket. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the basket on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the trade date could potentially increase the initial component values of one or more of the basket components, and therefore, could increase the level at which the applicable basket components must close so that an investor does not suffer a loss on the investor's initial investment in the PLUS. Additionally, hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the PLUS.

- **The market price of the PLUS will be influenced by many unpredictable factors.** Several factors will influence the market price of the PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of a basket component and the securities included in a basket component, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of a basket component may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the basket components" below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your PLUS prior to maturity.

- **The PLUS will not be listed on any securities exchange and secondary trading may be limited.** The PLUS will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

- **The U.S. federal income tax consequences of an investment in the PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a PLUS, please see the discussion under "Additional Information About the PLUS—Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Hypothetical Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from April 2, 2024 through June 16, 2026 based on information from the Bloomberg Professional® service ("Bloomberg"), if the value of the basket were set to equal 100 on April 2, 2024. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the PLUS are subject to the credit risk of HSBC.





PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Information About the Basket Components

Bloom Energy Corporation

Bloom Energy Corporation designs, manufactures, sells, and installs solid-oxide fuel cell systems for on-site power generation. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "BE."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	BE	**52 Week High (on 05/21/2026):**	$307.88
Current Share Price:	$280.88	**52 Week Low (on 06/17/2025):**	$21.34
52 Weeks Ago:	$21.34		

Historical Information

The following graph sets forth the historical performance of the BE based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the BE should not be taken as an indication of future performance, and no assurance can be given as to the level of the BE on the valuation date.



**Historical Performance of the BE – Daily Official Closing Levels
June 16, 2016 through June 16, 2026**



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

EQT Corporation

EQT Corporation is a natural gas production company. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "EQT."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	EQT	**52 Week High (on 03/25/2026):**	$67.93
Current Share Price:	$51.37	**52 Week Low (on 09/19/2025):**	$49.19
52 Weeks Ago:	$58.87		

Historical Information

The following graph sets forth the historical performance of the EQT based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the EQT should not be taken as an indication of future performance, and no assurance can be given as to the level of the EQT on the valuation date.



Historical Performance of the EQT – Daily Official Closing Levels
June 16, 2016 through June 16, 2026



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

ETN Corporation

Eaton Corporation plc, based in Dublin, Ireland, is a power management company. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "ETN."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	ETN	**52 Week High (on 04/30/2026):**	$433.01
Current Share Price:	$407.71	**52 Week Low (on 12/17/2025):**	$315.82
52 Weeks Ago:	$330.51		

Historical Information

The following graph sets forth the historical performance of the ETN based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the ETN should not be taken as an indication of future performance, and no assurance can be given as to the level of the ETN on the valuation date.



Historical Performance of the ETN – Daily Official Closing Levels
June 16, 2016 through June 16, 2026



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

GE Vernova Inc.

GE Vernova Inc. designs, manufactures, delivers, and services technologies to create reliable and sustainable electric power systems, enabling electrification and decarbonization. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "GEV."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	GEV	**52 Week High (on 04/23/2026):**	$1,149.53
Current Share Price:	$982.35	**52 Week Low (on 06/20/2025):**	$486.96
52 Weeks Ago:	$488.66		

Historical Information

The following graph sets forth the historical performance of the GEV based on its daily historical official closing levels from April 2, 2024 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the GEV should not be taken as an indication of future performance, and no assurance can be given as to the level of the GEV on the valuation date.



Historical Performance of the GEV – Daily Official Closing Levels
April 2, 2024 through June 16, 2026



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

NextEra Energy, Inc.

NextEra Energy, Inc. is an electric power and energy infrastructure company. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "NEE."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	NEE	**52 Week High (on 04/30/2026):**	$97.88
Current Share Price:	$86.23	**52 Week Low (on 06/30/2025):**	$69.42
52 Weeks Ago:	$71.86		

Historical Information

The following graph sets forth the historical performance of the NEE based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the NEE should not be taken as an indication of future performance, and no assurance can be given as to the level of the NEE on the valuation date.



Historical Performance of the NEE – Daily Official Closing Levels
June 16, 2016 through June 16, 2026



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Trane Technologies plc

Trane Technologies plc provides climate-controlled solutions for residential and commercial applications. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "TT."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	TT	**52 Week High (on 04/30/2026):**	$492.54
Current Share Price:	$475.34	**52 Week Low (on 01/07/2026):**	$376.43
52 Weeks Ago:	$421.95		

Historical Information

The following graph sets forth the historical performance of the TT based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the TT should not be taken as an indication of future performance, and no assurance can be given as to the level of the TT on the valuation date.



**Historical Performance of the TT – Daily Official Closing Levels
June 16, 2016 through June 16, 2026**



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

Vertiv Holdings Co

Vertiv Holdings Co designs, manufactures and services digital infrastructure for data centers, communication networks, and commercial and industrial environments. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "VRT."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	VRT	**52 Week High (on 05/14/2026):**	$376.23
Current Share Price:	$299.60	**52 Week Low (on 06/23/2025):**	$116.54
52 Weeks Ago:	$116.61		

Historical Information

The following graph sets forth the historical performance of the VRT based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the VRT should not be taken as an indication of future performance, and no assurance can be given as to the level of the VRT on the valuation date.



**Historical Performance of the VRT – Daily Official Closing Levels
June 16, 2016 through June 16, 2026**



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

Vistra Corp.

Vistra is an integrated power and electricity company that provides power resources to communities and businesses. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "VST."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	VST	**52 Week High (on 09/22/2025):**	$217.92
Current Share Price:	$158.61	**52 Week Low (on 05/19/2026):**	$134.71
52 Weeks Ago:	$177.75		

Historical Information

The following graph sets forth the historical performance of the VST based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the VST should not be taken as an indication of future performance, and no assurance can be given as to the level of the VST on the valuation date.



Historical Performance of the VST – Daily Official Closing Levels
June 16, 2016 through June 16, 2026



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

The Williams Companies, Inc.

The Williams Companies, Inc. is an energy infrastructure company headquartered in Tulsa, Oklahoma that processes and transports natural gas. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "WMB."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	WMB	**52 Week High (on 05/19/2026):**	$79.40
Current Share Price:	$71.48	**52 Week Low (on 11/04/2025):**	$56.51
52 Weeks Ago:	$58.50		

Historical Information

The following graph sets forth the historical performance of the WMB based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the WMB should not be taken as an indication of future performance, and no assurance can be given as to the level of the WMB on the valuation date.



Historical Performance of the WMB – Daily Official Closing Levels
June 16, 2016 through June 16, 2026



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

Exxon Mobil Corporation

Exxon Mobil Corporation operates petroleum and petrochemicals businesses. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "XOM."

Information as of market close on June 16, 2026:

Bloomberg Ticker Symbol:	XOM	**52 Week High (on 03/30/2026):**	$171.47
Current Share Price:	$141.86	**52 Week Low (on 08/11/2025):**	$105.83
52 Weeks Ago:	$114.00		

Historical Information

The following graph sets forth the historical performance of the XOM based on its daily historical official closing levels from June 16, 2016 through June 16, 2026. We obtained the official closing levels below from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the XOM should not be taken as an indication of future performance, and no assurance can be given as to the level of the XOM on the valuation date.



Historical Performance of the XOM – Daily Official Closing Levels June 16, 2016 through June 16, 2026

This document relates only to the securities offered hereby and does not relate to the basket component or other securities of any of the basket component. We have derived all disclosures contained in this document regarding the equity securities of the basket components from the publicly available documents described in the preceding paragraphs. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to any of the basket component. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding any of the basket component. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraphs) that would affect the trading prices of any of the basket component (and therefore the prices of the basket components at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the basket component could affect the value received at maturity with respect to the securities and therefore the value of the securities.

Neither the issuers nor any of their respective affiliates makes any representation to you as to the performance of the underlying shares.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Additional Information About the PLUS

Please read this information in conjunction with the final terms on the front cover of this document.

General Information	
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	40447EMU7
ISIN:	US40447EMU72
Minimum ticketing size:	$1,000 / 1 PLUS
Denominations:	$1,000 per PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the PLUS, and therefore significant aspects of the tax treatment of the PLUS are uncertain as to both the timing and character of any inclusion in income in respect of the PLUS. Under one approach, the PLUS could be treated as pre-paid executory contracts with respect to the basket components. We intend to treat the PLUS consistent with this approach. Pursuant to the terms of the PLUS, you agree to treat the PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the PLUS as pre-paid executory contracts with respect to the basket components. Pursuant to this approach, we do not intend to report any income or gain with respect to the PLUS prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the PLUS for more than one year at such time for U.S. federal income tax purposes. In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of a PLUS is required to accrue income in respect of the PLUS prior to the receipt of payments under the PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the PLUS could be subject to U.S. withholding tax in respect of a PLUS. It is unclear whether any regulations or other guidance would apply to the PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the PLUS. We will not attempt to ascertain whether any of the entities whose stock is included in the basket would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the basket were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the basket and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the basket is or becomes a PFIC or a USRPHC.



PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the PLUS are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the PLUS. However, it is possible that the PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the basket components or the PLUS, and following such occurrence the PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the basket components or the PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

For a further discussion of U.S. federal income tax consequences related to the PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc. or one of its affiliates.
Events of default and acceleration:	If the PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this pricing supplement. In such a case, the third scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final value. If a market disruption event exists with respect to one or more of the basket components on that scheduled trading day, then the accelerated valuation date will be postponed as to the applicable basket component(s) for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the third business day following such accelerated postponed valuation date
	For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the PLUS and will receive a fee of $15.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $10.00 for each PLUS they sell. Of the $15.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $5.00 for each PLUS.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the PLUS, but is under no obligation to make a market in the PLUS and may discontinue any market-making activities at any time without notice.
	Delivery of the PLUS will be made against payment for the PLUS on the original issue date set forth on the cover page of this document, which is more than one business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the PLUS more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.



HSBC

PLUS Based on the Value of an Equally Weighted Basket Consisting of Ten Stocks due July 13, 2027
Performance Leveraged Upside Securities℠
Principal at Risk Securities

Where you can find more information:	This pricing supplement relates to an offering of the PLUS linked to the basket components identified on the cover page. The purchaser of the PLUS will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of PLUS relates to the basket components identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the basket components or any stocks included in the basket components or as to the suitability of an investment in the PLUS. HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling (212) 525-8010. You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. You may access these documents on the SEC web site at www.sec.gov as follows: The Stock-Linked Underlying Supplement dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm The prospectus supplement dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm The prospectus dated February 21, 2024 at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm
Validity of the PLUS:	In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the PLUS pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the PLUS offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.

This document provides a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities℠" and "PLUS℠" are service marks of Morgan Stanley.